Application for quotation of +securities

Announcement Summary
EXHIBIT 99.10
Entity name
JAMES HARDIE INDUSTRIES PLC

Announcement Type
New announcement

Date of this announcement
Wednesday June 22, 2022

The +securities to be quoted are:
+Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
JHX	CHESS DEPOSITARY INTERESTS 1:1	1,459	15/06/2022

Refer to next page for full details of the announcement

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Application for quotation of +securities

Part 1 - Entity and announcement details

1.1Name of entity
JAMES HARDIE INDUSTRIES PLC

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2Registered number type
ABN

Registration number
49097829895

1.3ASX issuer code
JHX

1.4The announcement is
New announcement

1.5Date of this announcement
22/6/2022

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Part 2 - Type of Issue

2.1The +securities to be quoted are:
+Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

2.2The +securities to be quoted are:
Additional +securities in a class that is already quoted on ASX ("existing class")

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Application for quotation of +securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Additional +securities to be quoted in an existing class issued under an +employee incentive scheme FROM (Existing Class)
ASX +security code and description
JHXAK : RESTRICTED STOCK UNIT

TO (Existing Class)
ASX +security code and description
JHX : CHESS DEPOSITARY INTERESTS 1:1

Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer
1,459

Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Are any of these +securities being issued to +key management personnel (KMP) or an +associate
Yes

Provide details of the KMP or +associates being issued +securities

Name of KMP    Name of registered holder    Number of +securities

615

218

324

302

Issue date
15/6/2022

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Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued
+securities in that class?
Yes

Issue details

Number of +securities to be quoted
1,459

Are the +securities being issued for a cash consideration?
Yes

In what currency is the cash consideration being paid?

USD - US Dollar

What is the issue price per +security?

USD 26.54000000

Any other information the entity wishes to provide about the +securities to be quoted

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Application for quotation of +securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:
(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the
+securities subject of this application)

ASX +security code and description

Total number of
+securities on issue

JHX : CHESS DEPOSITARY INTERESTS 1:1    445,431,671

4.2Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description

Total number of
+securities on issue

JHXAK : RESTRICTED STOCK UNIT    2,305,095

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Part 5 - Other Listing Rule requirements

5.1Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1?
No

5.2Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?
No

5.2b      Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?
No

5.2c      Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?
N/A

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